Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

IMMUTEP ANNOUNCES UNITED STATES PATENT GRANT FOR EFTILAGIMOD ALPHA IN CANCER

SYDNEY, AUSTRALIA – 22 March 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce the grant of a new patent (number 10,232,038) entitled “Use of Recombinant LAG-3 or the Derivatives thereof for Eliciting Monocyte Immune Response” by the United States Patent Office.

This United States patent was filed as a continuation application, and follows the grant of the United States parent patent which was issued in February 2017, as announced to the market.

This new patent provides intellectual property protection for Immutep’s method of treating cancer by the administration of a chemotherapy agent, and a plurality of doses of eftilagimod alpha (“efti” or “IMP321”) which is used to generate a monocyte mediated immune response. Importantly, the granted patent claims support the application of efti in Immutep’s ongoing AIPAC clinical trial in metastatic breast cancer. The patent will expire on 3 October 2028.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-three products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com